Chardan Capital Markets, LLC

17 State Street, 21st Floor

New York, NY 10004

September 9, 2021

VIA EDGAR

Division of Corporate Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4720

Attention: Maryse Mills-Apenteng

Re:	Pacifico Acquisition Corp.
Registration Statement on Form S-1
File No. 333-258038

Dear Ms. Mills-Apenteng:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Pacifico Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 5:00 p.m. EST on Monday, September 13, 2021, or as soon as thereafter possible.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, 417 copies of the Preliminary Prospectus dated September 7, 2021 have been distributed to prospective dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

[signature page follows]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CHARDAN CAPITAL MARKETS, LLC

By:	/s/ Shai Gerson
Name: Title:	Shai Gerson Managing Director

[signature page to acceleration request]